Mail Stop 3561

February 7, 2007

Ian S. Grant, President
Auto Photo Technologies, Inc.
#6-260 E. Esplanade
North Vancouver, BC V7L 1A3
CANADA

Re: Auto Photo Technologies, Inc.
Amendment no. 3 to Registration Statement on Form SB-2
Filed January 30, 2007
File No. 333-137355

Dear Mr. Grant,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

Risk Factors, page 6

1. We note that since inception you have accrued but not paid a significant amount of management fees to Ian S. Grant. Please add a risk factor to discuss the risks arising from these accrued fees, including the amount payable, that it is payable

on demand and that it is payable to your sole director and officer. To put this risk in context, please disclose in that risk factor, your cash on hand as of the most recent date.

The Offering, page 13

2. Please revise this section to indicate "sale" rather than "resale."

Year End Consolidated Financial Statements

Statements of Operations and Other Comprehensive Loss, page 2

3. In light of the nature of your business, we believe you should significantly revise the manner in which you describe your operations, especially with respect to your current discussion of "gross margin" within MD&A. Further, since depreciation, consulting expenses and expenses related to the corporate and administrative functions are part of your continuing growth (e.g. site selection) and management of your photo kiosks, which contributes directly to the generation of revenues, we believe you should revise your filing to remove the "cost of sales" caption and any discussion thereof. Instead, your discussions of operating results and profitability should focus upon operating income or loss.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3315 with any other questions.

Regards,

Hanna T. Teshome
Special Counsel

cc: William L. Macdonald, Esq.
        Clark Wilson LLP
        via facsimile: (604) 687-6314